SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP Group plc

27 Farm Street, London W1J 5RJ England

INDEX

REQUIRED INFORMATION:

THE FOLLOWING FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN ARE BEING FILED HEREWITH:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Part IV, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 25, 2008

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Investments, at fair value	$148,487,292	$133,973,797

Receivables:
Employee contributions	448,299	406,994

NET ASSETS AVAILABLE FOR BENEFITS	$148,935,591	$134,380,791

See accompany notes to financial statements.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

ADDITIONS:

CONTRIBUTIONS:
Rollover contributions	$1,157,251
Employee contributions	14,705,229

Total Contributions	15,862,480

INVESTMENT INCOME:
Net appreciation in fair value of investments	5,122,698
Interest and dividend income	7,803,330
Loan interest	146,100

Total Investment Income	13,072,128

Total Additions	28,934,608

DEDUCTIONS:
Benefits paid to participants	14,379,808

Total Deductions	14,379,808

INCREASE IN NET ASSETS	14,554,800

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	134,380,791

End of year	$148,935,591

See accompanying notes to financial statements.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

1.	PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective September 1, 2005, is provided for general informational purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is a defined contribution plan sponsored by The Ogilvy Group, Inc., a wholly-owned subsidiary of WPP Group plc. The Plan covers all full-time employees of The Ogilvy Group, Inc., A. Eicoff and Company, Inc., Marketing Intelligence Services, Inc., Soho Square, Inc. and 141Worldwide LLC (collectively the “Companies”). The Plan’s assets are held in trust and were managed by the Ameriprise Trust Company (the “Trustee”) through March 2007. In March 2007, Mercer HR Services was appointed the recordkeeper and Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility—All employees are eligible to participate in the Plan, except employees who are: (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, and (b) leased employees. Employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the one-month anniversary of the employee’s employment commencement date, as defined.

Contributions—All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2007. Participants may elect to make 401(k) contributions from 1% to 50% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). Effective January 1, 2006, participants may make Roth elective deferrals to their account. Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions, and employee rollovers.

Effective September 1, 2005, eligible employees shall be automatically enrolled in the Plan at a deferral rate of 3% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election shall be made in writing, via telephone or internet access to the Company’s Benefits Department.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ended December 31, 2007 was $15,500. In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the year ended December 31, 2007 was $5,000.

Participant Accounts – Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of company discretionary contributions and plan earnings, and charged with withdrawals and an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s contributions, if any, are allocated to each participant provided the participant is employed by one of the Companies at the end of the plan year.

Investments—Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Vesting—All participants are fully vested in their accounts at all times. Voluntary employee 401(k) contributions and earnings thereon are always fully vested. Participants are fully vested in their Roth elective deferrals.

Payment of Benefits—Plan participants or beneficiaries are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan agreement. Such benefit shall be made in a lump-sum payment, subject to certain restrictions as defined in the Plan. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the Company Stock fund and elects to have such portion of the participant’s account distributed in Company Stock. The plan was amended in 2004 to allow for in-service age 59  1/2 and in-service rollover withdrawals.

Participant Hardships and Loans—The Retirement Plan Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan. Hardships are defined by the Plan agreement as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from their primary residence. Effective January 1, 2006, hardships include certain payments for burial and funeral expenses and damages to a principal residence as defined by the IRC. A participant receiving a hardship withdrawal may not make employee contributions to any plans maintained by the Company or any affiliate for a period of six months.

All eligible employees can request a loan. Only two personal loans and one residential loan can be outstanding at any time. The minimum loan is $1,000 and may not exceed 50% of the eligible employee’s vested account balance. Loan repayment and interest rates are determined at the discretion of the Retirement Plan Committee, generally five and fifteen years for personal and residential loans, respectively. The loans are secured by the pledge of the participant’s interest in the Plan. Upon terminating a participant can: (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Committee, subject to the provisions of the Plan. An eligible employee who takes an approved unpaid leave of absence, as defined in the Plan, may discontinue payments on the loan for a period of absence up to 12 months. Upon return to employment, the eligible employee must repay the missed payments within the original loan term. Loans made to participants generally have a term of five and fifteen years for personal and residential loans, respectively. At December 31, 2007, interest rates ranged from 5.0% to 9.25%, for outstanding loans. Participant loans at December 31, 2007 and 2006 were $2,056,802 and $1,878,161, respectively.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

Plan Administration—The Plan is administered by the Retirement Plan Committee, which was established by the Board of Directors of the Company to serve in such capacity.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan document, to the extent not paid by the Company. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

Plan Termination—Although it has not expressed any intent to do so, the Company may terminate the Plan at any time, subject to the provisions set forth in ERISA. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties—The Plan provides for investments in various investment securities. Investment securities in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—Investments are stated at fair value, which is determined by reference to quoted market prices of securities traded on a national securities exchange. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date for all the equity investments, except for the equity securities of WPP Group plc in the WPP Stock Fund for which dividend income is recorded on the record date. The average–cost method is used to establish the cost basis of securities sold. Participant loans are valued at the principal amount, which approximates fair market value.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

3.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	2006
RiverSource Trust Income II Fund, -0- and 979,561.474 shares, respectively	$—	$26,103,354
WPP Stock Fund, 132,485.713 and 145,004.259 shares, respectively	8,517,506	10,422,326
RiverSource Trust Horizon Long-Term Fund, -0- and 727,833.204 shares, respectively	—	11,147,493
Boston Co. Small Cap Growth, 167,877.920 and 169,039.804 shares, respectively	9,854,434	9,111,245
Davis NY Venture Fund Cl A, 259,793.205 and 265,076.330 shares, respectively	10,394,326	10,210,740
The Growth Fund of America, 772,233.611 and 737,446.525 shares, respectively	25,885,271	23,930,140
Capital World Growth and Income Fund, 275,794.882. and 222,134.681 shares, respectively	12,283,904	9,300,779
Julius Baer International Equity Fund, 256,784.191 and 194,735.863 shares, respectively	11,473,118	8,395,063
Putnam Stable Value Fund, 26,706,575.110 and -0- shares, respectively	26,706,575	—

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common collective trust funds	$200,909
Mutual Funds	2,459,812
WPP Stock Fund	2,461,977

Net appreciation in fair value of investments	$5,122,698

4.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company in a letter dated May 4, 2004 that the Plan is in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND 2006 AND FOR THE YEAR ENDED DECEMBER 31, 2007

5.	RELATED PARTY TRANSACTIONS

Total party-in-interest investments (excluding the loan balance) amounted to $-0- and $53,159,601 for the years ended December 31, 2007 and 2006, respectively. The RiverSource Income II Fund, the RiverSource Equity Index II Fund, and the RiverSource Horizon Long-Term Fund are sponsored by Ameriprise Trust Company, who was the Trustee and Custodian of the Plan. The total investment in the funds sponsored by Ameriprise Trust Company were $-0- and $42,737,275 at December 31, 2007 and 2006, respectively, and these funds appreciated in value by $200,909 and $3,007,701 for the years ended December 31, 2007 and 2006, respectively.

The Plan also provides participants the option to invest in the American Depositary Receipts (“ADR’s”) of the WPP Group plc, a party-in-interest, in a stock fund. The total investment for the WPP Stock Fund was $8,517,506 and $10,422,326 at December 31, 2007 and 2006, respectively, and this fund appreciated in value by $2,461,977 and $2,299,175 for the years ended December 31, 2007 and 2006, respectively.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory or administrative exemptions under the IRC and ERISA’s rules on prohibited transactions.

* * * * * *

OGILVY & MATHER PROFIT SHARING

RETIREMENT AND 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

(a) (b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
Common Collective Trust Funds
*Putnam Investments	Putnam Stable Value Fund	**	$26,706,575

Total Common Collective Trust Funds			26,706,575

Mutual Funds
PIMCO	Total Return (Admin)	**	6,981,491
Mainstay Funds	Small Cap Opportunity Fund	**	3,836,593
Davis NY	Venture Fund Cl A	**	10,394,326
JP Morgan	Mid Cap Value Fund	**	5,382,522
American Funds	The Growth Fund of America	**	25,885,271
The Munder Funds	Mid Cap Core Growth Fund	**	4,931,988
Boston Co.	Small Cap Growth Fund	**	9,854,434
American Funds	Capital World Growth and Income Fund	**	12,283,904
T. Rowe Price	T. Rowe Price Retirement 2045 Fund	**	379,332
T. Rowe Price	T. Rowe Price Retirement 2050 Fund	**	85,903
T. Rowe Price	T. Rowe Price Retirement 2055 Fund	**	8,374
T. Rowe Price	T. Rowe Price Retirement Income Fund	**	181,010
T. Rowe Price	T. Rowe Price Retirement 2005 Fund	**	619,590
T. Rowe Price	T. Rowe Price Retirement 2010 Fund	**	748,755
T. Rowe Price	T. Rowe Price Retirement 2015 Fund	**	1,471,805
T. Rowe Price	T. Rowe Price Retirement 2020 Fund	**	2,834,372
T. Rowe Price	T. Rowe Price Retirement 2025 Fund	**	2,402,585
T. Rowe Price	T. Rowe Price Retirement 2030 Fund	**	1,981,335
T. Rowe Price	T. Rowe Price Retirement 2035 Fund	**	1,594,306
T. Rowe Price	T. Rowe Price Retirement 2040 Fund	**	1,185,735
Vanguard	Vanguard Institutional Index Fund	**	6,679,852
Julius Baer	International Equity Fund	**	11,473,118

Total Mutual Funds			78,936,011

Participant Loans
*Various Participants	Participant loans (maturing 2008 to 2022 at interest rates of 5.0% to 9.25%)		2,056,802

WPP Stock Fund
*WPP Common Stock	Stock Fund	**	8,517,506

Total WPP Stock Fund			8,517,506

Pending account			9,807

TOTAL ASSETS (HELD AT END OF YEAR)			$148,487,292

*	Party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER PROFIT SHARING AND 401(k) PLAN

June 27, 2008	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Senior Partner, Director of Benefits NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm